

December 7, 2011

<u>Via E-mail</u>
Corinda Joanne Melton
Chief Executive Officer
One World Holdings, Inc.
418 Bridge Crest Boulevard
Houston, TX 77082

> **Re: One World Holdings, Inc.**
> **Registration Statement on Form S-1**
> **Filed November 10, 2011**
> **File No. 333-177992**

Dear Ms. Melton:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   In the penultimate paragraph of your "Market for Common Equity and Related Stockholder Matters" discussion on page 41 you disclose that you have "ceased to be a 'shell company'." Based on the definition of a shell company set forth in Rule 405 under the Securities Act, it appears that One World Holdings continues to be a shell company. Please note that the definition of a shell company does not turn on whether the company is actively pursuing a business plan. Rather, it is determined based on the amount and nature of your assets and operations. Your interim financial statements show that you have nominal assets. In addition, the shares being registered for resale constitute 100% of the company's shares not held by your directors or officers and were issued to your selling shareholders recently. Due to your status as a shell company, please revise the

disclosure throughout the registration statement to indicate that One World Holdings is a shell company and that the selling shareholders "are underwriters," and to fix a price for the duration of the offering. Note that disclosure that the selling shareholders "may be deemed to be" or "will be considered to be" underwriters is unacceptable. Also note that, due to your status as a shell company, all shares must be sold at a fixed price, and not at prevailing market or negotiated prices. In addition, please make conforming changes throughout the prospectus (e.g. Plan of Distribution).

2. We encourage you to file all exhibits with your next amendment or otherwise furnish us a draft of your legal opinion. Please understand that we will need adequate time to review these materials before effectiveness.

3. Please update your financial statements pursuant to the requirements of Rule 8-08 of Regulation S-X. Please update your MD&A and wherever else you discuss your results of operations, financial condition and liquidity accordingly.

Calculation of Registration Fee

4. In footnote (1) to the table, please specify which subparagraph of Rule 457 you used for computation of the filing fee.

Prospectus Cover Page

5. Please revise your disclosure to include the anticipated net proceeds from the offering on an aggregate basis. Refer to Item 501(b)(3) of Regulation S-K.

Prospectus Summary, page 5

6. Please disclose that the auditors have expressed a going concern opinion.

7. Please disclose here that you are not a blank check company and have no plans to engage in future business combinations.

8. Please disclose that if you are unable to obtain this level of financing, your business may fail. In this regard, we note that you believe that the capital requirement for the next 12 months will be approximately $1.5 million and that you currently have no commitments to raise any funds.

9. Briefly disclose the transaction pursuant to which the selling shareholders acquired the shares covered by the registration statement, including when the securities were sold to the selling shareholders, the total consideration received by the company, the material terms of any agreements pursuant to which the selling shareholders acquired the shares and any rights attached to the resale

shares (i.e., registration rights). Please consider filing the agreements related to such rights as exhibits to the registration statement. Please also address this comment in your "Selling Stockholders" section on page 38 of the filing.

Risk Factors, page 6

Risks Related to the Company, the Industry and the Offering, page 6

We have limited capital and will need to raise additional capital in the future, page 6

10. You list insurance expenses as one of your administrative requirements. However, since you currently maintain no product liability insurance or key person life insurance, please revise this risk factor to address risks that are currently material to you and your business. Please avoid overly broad and generic disclosure by also providing examples of "general overhead expenses."

We will depend on third-party manufacturers…, page 8

11. You disclose that your manufacturers will develop, use and store the tools, dies and molds to manufacture your products. In the second paragraph of your "Plan of Operations and Related Risks" disclosure on page 33 you state that the molds and tooling can be shipped to or transferred if you decide to use a different manufacturer. Please consider expanding your risk factor disclosure with respect to any risks resulting from disagreements between you and your manufacturer having physical possession of your tools and equipment.

The shares of common stock offered herein have been arbitrarily valued, page 11

12. Because you will be selling shares at a fixed price, please delete the last sentence of this risk factor.

Description of Business, page 13

General

13. In accordance with Item 101(h)(4)(v) of Regulation S-K, please disclose the sources and availability of the raw materials needed in the manufacturing of the products you intend to develop.

Corporate History and Background, page 13

Business Concept, page 14
The One World Doll Project, page 14

14.   We note that here and throughout the prospectus you provide various factual statements about your industry without indicating whether the source of the information is management's belief, industry data, general articles or another source. In this regard, we note that you quantify the market for dolls and stuffed toys as a $20 billion a year market without identifying the source of such data. Where you include this type of disclosure, please identify the information source(s) serving as basis for your disclosure, including the year when the industry report/publication became available. If this information is based upon management's belief, please indicate that this is the case.

15.   If true, please confirm that all market and industry data (including but not limited to NDP Group's data disclosed on page 16), represents information that is generally available to the public and was not prepared for you for a fee or for use in this registration statement. If you funded or were otherwise affiliated with any of the sources that you cite, please disclose this. If any sources are not publicly available for no or a nominal fee, or were prepared for use in the registration statement, either file consents or explain to us why you are not required to do so under Rule 436 of Regulation C and Section 7 of the Securities Act of 1933. Please also provide us with copies of these reports marked to highlight the information you are using to support your disclosures in the filing. We may have additional comments after we review your response.

Target Market, page 17

16.   Please explain how the management derived the various percentages of the target market it intends to capture. Please also qualify and explain your statements about your ability to market your proposed products.

17.   Please disclose that you currently do not have the financing to implement the strategy discussed here and throughout the prospectus and have no plans to obtain such funds.

Marketing Strategies, page 18

18.   Refer to the second bullet point on top of page 19. Please quantify disclosure in the last sentence stating that The Princess Tiana™ product line "sold very well" and discuss the nature of the data which pointed to "heavy consumption from non-Black families."

Media Partnerships, Earned Media, Social Media, page 19

19.   With a view towards disclosure, please tell us how you identified the "large group of female ethnic bloggers" and how you conducted your discussions with them.

Digital and Social Media, page 20

20.   Please expand your disclosure by providing examples of "[f]ormidable barriers to entry" and by clarifying how "sustainability with paid media" creates a difficult environment for your business.

Production and Manufacturing, page 20

21.   Please identify the third party manufacturer in the registration statement and file any agreements entered into as exhibits with your next amendment.

22.   Please expand disclosure related to the development of your tools and equipment, by providing among other things, examples of such tools and equipment, and the current status of their development. In this regard, we note your disclosure that you have invested $70,000 in these molds and tooling and that your manufacturer will develop them. In addition please provide a basis for your claim that these tools will be developed "from high yield metals and synthetics that will yield hundreds of thousands of units before needing replacement."

Trademarks, Copyrights and Patents, page 21

23.   We note the statement here and in the risk factors that you intend on seeking patent, trademark, or copyright protection covering your products. Because of your use of (tm) on page 20 next to the heading "**The REAL Prettie Girls!**," it is unclear whether you have any intellectual property. Please state clearly the extent of your intellectual property. See Item 101(h)(4)(vii) of Regulation S-K.

Directors, Executive Officers, Promoters and Control Persons, page 22

24.   Please note that with respect to each director, you must briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that in light of the registrant's business and structure the person should serve as a director for the company. Disclosure should focus on the director's qualifications and the particular areas of his expertise. Please revise your disclosure accordingly. See Item 401(e)(1) of Regulation S-K.

Executive and Director Compensation, page 25

Current Levels of Executive Compensation and Employment Agreements, page 25

25.   Please expand the disclosure related to the material terms of the employment
        agreements to include a brief summary of the provisions of Section 8(b) of each
        employment agreement dealing with the company's obligation at the time of
        termination. Please see Item 402(o)(1) of Regulation S-K.

Security Ownership of Certain Beneficial Owners and Management, page 26

26.   With a view towards disclosure, please tell us why Mr. James Percell, the
        company's former chief executive officer, is not listed as a beneficial owner. We
        note that Section 1 of the Share and Debt Cancellation Agreement (Exhibit 10.1)
        provides that he retained ownership of 3,620,350 shares of the company's
        common stock, for a total beneficial ownership of 6.3%.

27.   We note that Ms. Shelton's son is a beneficial owner of 5.54% of the company's
        stock, as well as one of the selling stockholders. In light of this relationship,
        please tell us how you have calculated Ms. Melton's beneficial ownership. Refer
        to Rule 13d-3 under the Exchange Act.

28.   We note your footnote (2) disclosure. Based on the definition of beneficial
        ownership set forth in Rule 13d-3 under the Exchange Act which states that a
        beneficial owner is among others, a person who, directly or indirectly, through
        relationship or otherwise has or shares (1) voting power which includes the
        power to vote, or to direct the voting of, such security; and/or, (2) investment
        power which includes the power to dispose, or to direct the disposition of, such
        security, please tell us the legal basis pursuant to which Mr. Daniel disclaims
        beneficial ownership of his wife's shares.

Forward Looking Statements, page 28

29.   Please delete the reference to the safe harbor for forward-looking statements
        provided for by the Private Securities Litigation Reform Act of 1995 because
        such protection, including Section 27A of the Securities Act of 1933 and Section
        21E of the Securities Exchange Act of 1934, is not available in connection with
        offerings of penny stock.

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 28

Results of Operations, page 30

30.   We note that you have incurred a substantial amount of consulting fees. Please
        expand your disclosure here or in an appropriate section of the prospectus to
        discuss the nature and the magnitude of these consulting services, as well as your
        reliance upon such services. We may have additional comments following the
        review of your response.

31.   You disclose that you plan to spend $1.6 million on an extensive media
        campaign. Please reconcile this disclosure with your disclosure on page 5 and
        page 33 stating that your capital requirements for the next 12 months will be
        approximately $1.5 million, of which $1.2 million has been budgeted for
        marketing and public relations expenses.

Liabilities and Commitments, page 31

Events Subsequent to June 30, 2011, page 32

32.   To the extent that the notes and the convertible debentures were issued to related
        parties, please identify the related party and include Item 404 disclosure in your
        "Transaction with Related Persons, Promoters and Certain Control Persons" on
        page 37. Considering that these loans constitute your sole source of liquidity,
        please file the notes and the convertible debentures as exhibits to the registration
        statement.

Liquidity and Capital Resources, page 32

33.   Please provide a discussion of the extent to which you are currently using funds
        in your operations on a monthly basis. Please address when you believe a
        private placement of your common stock and/or issuance of notes payable to
        private investors will be effectuated, and address your basis for anticipating
        being able to meet your capital requirements by raising funds through these
        means. We also note your statement that should you be unable to obtain the
        capital necessary to fund your expected future working capital needs, you would
        scale back on marketing, operational and administrative requirements, resulting
        in slower growth.   Please revise to discuss how, exactly, and by how much, you
        would "scale back."   In your discussion, discuss how such scaling back may
        affect the timing and extent of your product launch.

Plan of Operations and Related Risks, page 33

34.   Please explain to investors more clearly what you need to do to bring your
        product to market. For example, please expand your disclosure here by
        indicating how you are budgeting the estimated $1.5 million in capital
        requirements, and why $300,000 is budgeted for capital expenditures and $1.2
        million is budgeted in marketing and public relations. Please disclose any
        significant steps or milestones and any significant expenditures that will be
        completed prior to the product launch in the first quarter of 2012. In this regard,
        we note that your "Production Process" disclosure on page 35 describes the
        process in broad terms and does not specify the capital needed to achieve full
        scale production. Further, it is not clear from your disclosure whether you have
        developed a prototype/mold of any of your dolls or whether you are in the
        process of developing one.

Product Launch and Implementation, page 34

35.   Because you do not currently have any specific plans to raise needed additional
        financing at this time, please tell us how you plan to implement your first quarter
        2012 public relations plan.

Costs, page 35

36.   If true, clearly disclose here that you have no committed sources of funding to
        finance your product development phase.

Transactions with Related Persons, Promoters and Certain Control Persons, page 37

37.   Please expand your disclosure regarding the company's relationship with Mr.
        Daniel and his role as a consultant to the company. Refer to Item 404(a) of
        Regulation S-K. Please file the agreement with Mr. Daniel as an exhibit to the
        registration statement.

Selling Stockholders, page 38

38.   We note footnote (2) disclosure. It appears that with respect to the shares being
        offered by Michael and Jacquelyn Emmers you are registering the shares
        underlying the convertible security. Please revise the footnotes to the
        registration fee table.

39.   Please include footnote disclosure to identify the person(s) with voting or
        investment control over the shares owned by M Green Inc., Advanced Eye Films
        and Brown Shade Inc. For guidance, please refer to Question 140.02 of

Regulation S-K Compliance and Disclosure Interpretations found in the Commission's website.

Market for Common Equity and Related Stockholder Matters, page 41

40.   Please correct the third sentence in the first paragraph to reflect that there are warrants outstanding. We note your disclosure on pages F-5 and F-11 to your financial statements.

41.   It appears that you consider 3,977,451 shares of your common stock to be unrestricted securities. Please tell us how you arrived at such conclusion considering that none of your shares may be sold under Rule 144.

June 30, 2011 Financial Statements

(2) Summary of Significant Accounting Policies, page F-7

42.   We note your discussion of manufacturing equipment on page F-8. Please revise your filing herein to disclose the nature of the manufacturing equipment and what consideration was provided to acquire this equipment. We note your statement on page 33 that you "invested" $70,000 for molds and tooling, and note from the statement of cash flows on page F-6 that the $70,000 was part cash and part non-cash. In this regard, please ensure you fully explain the nature of "directly related trade debt" as described in the non-cash section of the statement of cash flows, and where this debt is reflected in your financial statements.

(4) Long-term Debt, page F-11

43.   We note the $22,500 recorded as "Warrant expense" in the statement of operations and as "Incentive to exercise warrants" in the statement of equity. On page 31 you state that interest and warrant expenses relate to debt and warrants that you issued for your initial working capital requirements. Please explain the nature of "incentive to exercise warrants" and why this amount was expensed. Please tell us how the $22,500 relates, if at all, to the warrants issued to originate debt of $8,824.

December 31, 2010 Financial Statements

(9) Subsequent Events, page F-34

44.   We note the "Shares issued for cash" for $190,000 and "Shares issued for services to consultants, management and directors and employees" for $738,100 in the table on page F-35 showing the issuance of shares of common stock subsequent to December 31, 2010. Please reconcile these two amounts with the

$180,000 and $698,100, respectively, shown in the total equity column on page F-5.

Signatures

45.   Please have the registration statement signed by the controller or the principal accounting officer. Refer to instruction 1 to Signatures on Form S-1.

Exhibits

Exhibit 2.1 Share Exchange Agreement

46.   We note that the stockholders' signatures are missing from the agreement. Instead, the following language has been included at the end of the signature page: "All shareholders of The One World Doll Project, Inc. appropriately executed signature page." Please file a complete copy of the agreement including the stockholders' signature pages with the next amendment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange

Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jenn Do, Staff Accountant, at (202) 551-3743 or Terence O'Brien, Accounting Branch Chief, at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or Craig Slivka, Special Counsel, at (202) 551-3729 with any other questions.

Sincerely,

/s/ Craig E. Slivka, for

Pamela A. Long
Assistant Director

cc: Via E-mail
        Robert D. Axelrod, Esq.
        Axelrod, Smith & Kirshbaum, P.C.